Amine Belabbes Nabi

Senior Software Architect / Engineer

E me@bnma.uas **A** San Diego, CA

Objective

Seeking highly challenging projects, leading, designing & building cutting-edge applications from end to end.

Highlights

· 29+ years' experience in software development. Of those, 21+ years developing web applications, 13+ years developing mobile applications, 7+ years of cloud development.

· Full Stack design, architecture, development, DevOps and maintenance. Equally proficient in Frontend, Backend, DB & Cloud.

· Ground up design and development of enterprise level software solutions, web/mobile applications and web/micro services infrastructure cloud distributed.

· Very creative, fast learner, efficient at understanding and solving problems and a never give up attitude in solving extremely complicated problems.

· Excellent communication skills and very pleasant to work with.

Skills

·   **Programming Languages:** JavaScript, TypeScript, C#

·   **Frameworks / Libraries / Tools:** Node JS, Express, React (CRA, Next, Gatsby), React Native (Expo), NX, Ionic & Angular (Earlier versions), JQuery, Cordova, Gulp, NPM, .Net framework, Wordpress, MVC, WebApi, WCF, EF, .Net Core, VS Code, Visual Studio, Android Studio, XCode, Postman

·   **Databases:** PostgresSQL, MSSQL, MySQL, MongoDB, CosmosDB, DynamoDB.

·   **Industry Standards:** HTML5, CSS, JWT, AJAX, JSON, XML, Git

·   **Cloud:**

Ø **AWS**: Elastic Beanstalk, EC2, Lambda, RDS, SNS, SES, Cognito, Route53, Certificate Manager, CodeCommit, CodeBuild, CodeDeploy, CodePipeline, CloudFront, Cloud Formation, S3, CDK, IAM, LightSail, DynamoDB, API Gateway, Cloud9, CloudWatch, Secret Manager, Key management service, Amazon EventBridge.

Ø **Azure:** Micro Services, Service Bus, Blob Storage, Functions, CosmosDB, CI/CD Pipeline, App Services, ADLS

Ø As well as some **GCP** core services.

Experience

Ø **Audio Idea Labs**

CTO (Startup)

Remote, CA, 2020 - Present

Designed and developed the entire platform for Audea. Cloud, Database, Api, Website and mobile App. On top of the platform itself, built search engine, notification engine for marketing, automation tasks, and much more.

Used:

- Next JS

- Expo

- NodeJS (Express) for backend

- Postgres

- AWS SES, SNS, CloudFront, S3, Elastic Beanstalk, Route 53, Code Pipeline, RDS

∅ Type League Press

Senior Software Architect/Engineer (Consulting)

Remote, CA, 2021 - 2022

Designed and developed the entire automation for Type League Press utilizing cutting edge technology. The automation picks up orders from Shopify, processes them in the database, sends emails to notify of new orders. Upon approval, orders get sent to Dropbox and Zendesk ticket is created.

Used:

- NX for mono-repo

- NodeJS (Express), using TypeScript for backend

- Postgres on AWS RDS

- AWS SES

- AWS Elastic Beanstalk

- Shopify, Dropbox, Zendesk apis

Ø Bird

Senior Software Architect/Engineer (Consulting)

Remote, 2020 - 2021

Designed and developed multiple systems for the Bird Platform. Front and backend:

- An automation for Run Signup to pick up new races.
- Payment system for trainers
- Automation for Active Campaign

Used:

- React for front-end
- NodeJS (Express) using TypeScript for the backend
- Postgres on AWS RDS for database
- RunSignup, ActiveCampaign, Stripe apis

Ø Sony Entertainment

Team Lead & Senior Software Architect/Engineer (Consulting)

Los Angeles, CA, 2018 - 2020

Designed and developed multiple systems for the Sony Entertainment Platform including the following:

· A payment integration system for eastern Asia using Fortumo built with .Net Microservices.

· An intelligent, hybrid mobile media player, built using React, that supports multiple platforms including iOS, Android and Web.

· An entire system for calculating media telemetry to help sort media for the Crackle platform.

· A Datawarehouse ingestion system for porting media and user information from a CMS system to an Azure Datawarehouse using a set of Azure functions, Azure Service Bus, Azure Data lake and SQL Database.

Ø **Yuppr**

CTO (Startup)

San Diego, CA, 2015 - 2018

Designed and developed the entire mobile and web platform for Yuppr, Inc. A platform for sharing everything you love.

· Designed and developed the mobile App in Ionic/Cordova/Angular for iOS and Android (Hybrid technology)

· Designed and developed the web platform with a mixture of Bootstrap and Ionic (Modified it to work for web)

· Designed and developed the backend with Node, Express, AWS

· Designed and developed the databases using Postgres and Mongo

∅ AppMorphic

CTO (Startup)

San Diego, CA, 2014 - 2015

Designed and developed the entire mobile and web platform for AppMorphic, Inc. A platform for giving a mobile presence to professionals.

·   Designed and developed mobile App for iOS and Android (Hybrid technology)

·   Designed and developed Web platform with a mixture of Bootstrap/MVC4/WebAPI

·   Designed and developed backend with C#.Net

·   Designed and developed the databases using SQL Server

∅ Intuit

Team Lead & Senior Software Architect/Engineer (Consulting)

San Diego, CA 2013 – 2014

Designed, developed and maintained complex applications within Intuit's NetBuilder and RPM systems. Full life cycle development: Design, Documentation, Development, Deployment and Maintenance.

·   Designed and developed 100% of a communication framework between .Net systems and Java.

·   Designed and developed proprietary code conversion tools for POJO/POCO

·   Designed and developed communication with Java REST API from .Net

·   Designed and developed Http web services that communicate with SQL database and implemented all necessary SQL objects.

· Designed and developed a Java Jenkins Plugin that is used in post build action

· Modified and maintained NetBuilder and RPM asp.net applications and NBScheduler forms application to accommodate new business needs

· Configured Mac slaves to support the build system

Ø **LPL Financial**

Team Lead & Senior Software Architect/Engineer (Consulting)

San Diego, CA, 2010 – 2013

Led, designed, developed and maintained complex applications within the LPL Financial BranchNet system. Full life cycle development: Design, Documentation, Development, Deployment and Maintenance.

Leading a team of developers in the development of new applications and maintaining existing applications.

· Involved in the ground up design and leading teams in building multiple applications. Gathered requirement from the business units, wrote technical documents, estimated the efforts and developed along with the team complex applications.

· Built an entire application that comprises multiple parts: Database, WCF service backend, Entity framework driven and an MVC3 front end that process statement files for LPL

· Developed a shell application in iOS to host LPL mobile site for advisors.

· Led, designed, developed and oversaw the whole SDLC of new requirements for a set of existing applications that are inter-connected within Branchnet (LPL's advisor facing website) to accommodate US regulations regarding client's citizenship/residency status.

· Built and helped in architecting an application within Branchnet framework to create PDF forms on the fly using Adobe's XFA format.

· Led, designed and developed and oversaw the complete lifecycle of new requirements to serve PDF forms within Branchnet and transition old PDF forms to new ones.

· Led, designed, and developed from the ground up an application within the Branchnet framework, called: Rep List Maintenance to make reports and maintain LPL reps. The application is designed in SOA architecture, with multiple layers. Most important: service layer (WCF) to communicate with the data layer, and a front end to display, and run reports.

· Led, designed, and developed from the ground up an application within the Branchnet framework to manage the full lifecycle of onboarding LPL reps. The application is called: New Account Review Release. Communicating with a different data stores, it helps LPL staff move an applicant in different stages of the application. It also permits viewing reports on LPL reps based on their status, dates of onboarding etc… The application is also based on SOA architecture, comprised of a service layer and a front end.

Ø **Watson Wyatt**

Senior Software Engineer (Consulting)

San Diego, CA, 2009 – 2010

Designed, developed and maintained major components for two of Watson Wyatt main Web Applications in their effort to provide world class talent management software. Worked in a fast paced, agile type, environment with small and frequent delivery time frames.

·   Designed and developed from the ground up end to end components within the Admin and ESS web applications using Asp.Net and the.net 3.5 framework. The Admin site is used for managing all phases of recruiting, learning and staff. The ESS website is designed to help Employees and Employers manage their people, see their performance and assign learning tasks to them.

·   Developed complex stored procedures to facilitate all data management needs.

·   Implemented cutting edge technology to simplify scripting and multi layers communication.

∅ **LPL Financial**

Team Lead & Senior Software Architect/Engineer (Consulting)

San Diego, CA, 2007 – 2009

Led, designed, developed and maintained complex applications within the LPL Financial BranchNet system. Full life cycle development: Design, Documentation, Development, Deployment and Maintenance.

·   Led, designed, and developed from the ground up a set of Ajax enabled Asp.NET web applications named AOT (Advisor Onboarding Tool) that help bring on board and register new advisors to LPL. Managing everything from Registration, Messaging with onboarding staff, handling PDF documents and administering their sites. Facilitated the communication of all different pieces of the system using WCF as web services. Designed Database schemas, wrote stored procedures and oversaw all phases of deployments (QA, UAT & Prod).

·   Helped Design and developed an Asp.NET web application to override banks commission transactions generated by Oracle system and imported to one of LPL SQL production servers. Used Asp.net,

Ajax, JavaScript, CSS as well as writing stored procedures, table schemas and DTS packages.

· Helped design and Developed two Ajax enabled Asp.NET web applications that handle Business Management and Business Reporting that help advisors track their goals and run reports. Solved most complicated issues due to extremely high volume of data. Completed development of existing WCF services as Windows services to help load and save data to the database.

· Led, and maintained Helios system by tracking and fixing everyday's transaction discrepancies that come from Oracle. Using SQL Analyzer and Profiler to track bugs in the system. Helios system is a set of Tables, Stored procedures and DTS packages that bring Transactions, Accounts and Reps data from Oracle to MS SQL and convert it to flat files to be exported to Informix database.

· Helped fix many other Asp.NET applications from front end to database. This is part of LPL's initiative in cross training developers on different systems.

Ø **Intuit**

Senior Software Engineer (Consulting)

San Diego, CA, 2006 – 2007

Designed, developed and maintained modules, applications and scripts within Intuit's foundations framework project (SPCF). This project is an effort Intuit has initiated to unify development of new generation, platform independent software like QuickBooks and TurboTax.

· Designed and developed a .Net application to inject .Net assemblies' information in Java jar files to be used for reflection purposes by other components. Used .Net and Jar utility.

·   Designed and developed a .Net application to update NHibernate generated XML files with assembly information. Used .Net and XML.

·   Designed and Developed Java and C# platform specific classes to provide the IO.Stream implementation used in the portable layer to generate portable streams from platform specific streams.

·   Wrote NUnit and JUnit tests to ensure high performance and reliability of the IO.Stream platform specific classes.

·   Designed and developed Java based plugins for maven2.

·   Created multiple project object models to transition the old build system from maven to maven2

·   Designed and developed multiple plugins for maven using Jelly (XML based) scripts to help facilitate the build process.

·   Used and customized Cruise control part of the build automation system. Redesigned and customized some of Cruise Control JSP web pages to provide more flexibility of its use.

Ø **Entriq**

Senior Software Engineer (Consulting)

Carlsbad, CA, 2006 – 2006

Designed, developed and maintained high performance enterprise software   modules within Entriq's Digital Store products which are used industry giants   such as Sony picture, Intel, British Television, MTV, UFC, NBC, WWE,   Belgacom and ProSieben.

·   Designed and developed a flexible .Net framework to convert XML metadata requests to Objects using C# reflection that translate to client script for downloading multimedia files.

·   Designed and developed XSLT and database driven .net server controls that utilizes metadata in XML search engine (Dieselpoint) and creates a custom view of the result set. Created database views on MS SQL Server 2000 and ADO.NET data layer for accessing the information.

·   Designed and developed the backend and front-end for the XML Metadata Ingestion & Publication System. Used advanced features such as Master Pages, data controls for XSL transformations, generics, caching and NHibernate.

·   Designed and developed Media Center Edition based applications for recording and viewing multimedia content using ASP.net 2.0 and advanced OOP JavaScript.

·   Developed AJAX modules for dynamic pages that render on Windows MCE and Web services to check media entitlement using AJAX.

·   Using MBUnit, designed and developed unit test harness to test windows services and web services.

·   Worked closely with QA to identify issues for quick resolution.

Ø **Mitchell International**

Senior Software Engineer (Consulting)

San Diego, CA, 2005 – 2005

Designed and developed version 1.3 and 1.4 of Appraisal Review a Web-based claims-review system that accelerates the claims process by providing immediate access to digital photos, documents and estimates. It also provides the ability to generate reports on the status of claims and   determine total loss claims. Also:

· Designed and developed complex stored procedures in MS SQL to provide the new functionality.

· Designed and developed unit testing.

· Worked with different groups to define the requirements. Coordinated between different development teams to identify tasks and follow up on them to successfully complete the project. Worked closely with QA to identify issues for quick resolution.

Ø **BEA**

Senior Software Engineer (Consulting)

San Diego, CA, 2005 – 2005

· Working on a project to adapt the service data objects of BEA SDO to the .net framework using ADO.NET. Project currently on hold.

Ø **Accredited Home Lenders**

Senior Software Engineer (Consulting)

San Diego, CA, 2004 – 2005

Designed and developed a set of .net web services called EOCI (Employee-   Organization Consolidation Initiative) that provides information regarding   employees and business units' hierarchy structure in AHL company.

· Designed and developed an asp.net web application and a standalone WinForm application that use the EOCI web services to query and display information about AHL employees and business units.

·   Designed and developed a set of .net web services that serves as the security layer for the RSCM (Retail Sales Call Management) application using the .net capabilities to query the active directory for users information as their login, the groups they belong to and so forth.

·   Designed and developed a set of Java web services for the License Manager application.

·   Designed a java web-based application, Licensing Manager, used to identify, track and update states in which each retail branch is licensed to do business. Used cutting edge technology like NetUIs, and database controls.

·   Developed a java web application based on web services that reads PDF internal information and dynamically updates the associated website with the appropriate information from the PDF file. These web services have provided the ability for end users to dynamically update website content without the assistance of the IT department.

Ø **Hershey Technology**

Senior Software Engineer (Consulting)

San Diego, CA, 2004

·   Designed and developed a Java API to access a "document management middleware" component called FlexPort. FlexPort is hosted on a Microsoft IIS web server, and uses XML/SOAP to integrate a wide range of 'front-end' document capture and creation applications with wide range of 'back-end' content/document management systems. This Java API generates and sends complex SOAP messages using the DIME protocol (a part of the SOAP specification), which wraps related document metadata and binary files per the specifications of the FlexPort server. This Java API is used to create custom "FlexPort client adapters" for Java-based document creation applications, such as LiquidOffice from Verity Software. It allows the caller to export a collection of document files (typically PDF, MS Word, Excel, etc.) and a collection of metadata records to the FlexPort server through an HTTP connection. However, this API shields the developer from the complexities of HTTP, XML, SOAP and DIME.

·   Designed and developed a "Connect Agent" for the Verity LiquidOffice product, Java application hosted on TomCat. LiquidOffice is an eForms repository which enables users to fill and submit electronic forms which participate in complex workflow processes. Typically, when a LiquidOffice workflow process is complete, a PDF rendition of the form and any supplemental/related file attachments must be exported to a content management system for archival purposes. Through FlexPort, this Connect Agent allows the user to export their LiquidOffice documents to a range of different content management applications, such as: ImageNet, Documentum, and ApplicationXtender. This Connect Agent essentially acts a bridge between the LiquidOffice product and FlexPort.

Ø **Blue Titan**

Software Engineer

San Diego, CA, 2004

·   Core Contributor in the design and development of the company's main product: The Network Director, a web services management infrastructure based on Service Oriented Architecture.

·   Designed and implemented asynchronous routing in infrastructure networking nodes

·   Enabled persisted queuing of message across fabric using open-source JMS compliant queue (ActiveMQ).

·   Designed and implemented caching, pluggable parsers chaining, pluggable authentication using JAAS.

·   Implemented unit testing using C# Microsoft.Net WinForms for invoking the Network Director Web services.

·   Deployment and testing of all three company products.

∅ Axeus

Software Engineer

Carlsbad, CA, 2002 – 2004

·   Designed and developed a Microsoft.NET Multi-tier application QSSB (QuickBooks Server Side Bridge) that manages a large number of QuickBooks clients. The QB Server project part of the Tango system is based on ASP.NET XML web services. It uses Microsoft SQL server as a backend database to store and serve data to the client via encrypted SOAP messages.

·   Lead in full life cycle of company's product TAPS (Tango Application Processing System) that helps application processors enter user information and anticipate future steps in the application process. The website is based on ASP pages, using ADO, VB Script and JavaScript. The client's data is stored in an Access database (it can be upgraded to Microsoft SQL Server) that is used in the final step of the process to generate an email with a programmatically generated PDF file attachment containing the entire application.

·   Designed and developed a Win Form using Microsoft.NET C# technology that gets data from Netledger website, reads the internal database and launches the TAPS web site to a designated state by analyzing the data using business logic.

·   Designed and developed a prototype multi-tier Java web application that links store's electronic cash registers to a database and QuickBooks client. Used Java for the presentation, business and data layer, JSP technology to render pages and JavaScript for the client-side logic.

· Designed and developed a windows application using Visual Basic 6.0 that generates letters in Microsoft Word using pre defined templates, the Netledger website and the internal database. It also gets all the information about customers, analyzes the data and creates a set of dictionaries that maps the Netledger data with the internal database.

Ø **e-Net Communications**

Software Engineer (Consulting)

San Diego, CA, 2002

· Finalized the email wireless application for eXair project.

Ø **Silvergates**

Software Engineer (Consulting)

San Diego, CA, 2001 – 2002

· Finalized an application for binding business and quoting insurance policies. Programmed business logic in Java and user interface using Swing.

Ø **Portera G.C**

Software Engineer

San Diego, CA, 2000 – 2001

· Helped develop the company main product Helix. A web application for job cost, time tracking and accounting system.

· Designed and developed server-side business logic in Java using JavaBeans and a project-specific Java application server.

· Designed and developed client-side application logic using Java Server Pages technology and JavaScript.

∅ **e-Net**

Software Engineer (Consulting)

San Diego, CA, 2000 – 2001

· Designed and developed the user interface of an e-mail wireless application part of the eXair project: A set of packages that helps manage typical e-Mail applications running on wireless media.

∅ **University of Science & Technology**

Project Manager & Tech Lead

Blida, Algeria, 1998 – 1998

· Led a group of students in designing and developing an interpreter for logic equations that controls electronic devices through computer interface cards. The project LOGICA is a complete application that helps students understand logic equations and shows their interaction with external electronic devices.

Ø University of Science & Technology

Lecturer

Blida, Algeria, 1997 – 1998

· Taught logic and microcomputer programming to undergraduate students.

· Managed logic and microprocessors labs for practice and simulations.

· Issued home work and exams.

Ø Operational Center of National Defense

Project Manager & Tech Lead

Blida, Algeria, 1996 – 1997

· Lead in full life cycle the development of PCMAQ, an application that controls a three-dimensional geographical model to help the joint chiefs speed up their decision making in counter-terrorism. Created the GUI, the business logic and the routines in Assembler for Inputting/Outputting the data. Created electronic interface cards that handle the IO from the ISA Bus.

· Managed a team of three engineers and four technicians designing and implementing the electronic interface cards.

Ø Research & Development Center of National Defense

Researcher

Blida, Algeria, 1993 – 1997

· Developed software and hardware for computer interfacing with motors and gyroscopes for missile platforms.

· Improved Russian guidance system for target locking for tank T-72.

Projects

· Helped in a large part in the design and development of an ASP.NET database driven application that serves as the portal to the San Diego .Net User Group.

· Developed multiple sites, desktop applications & hybrid mobile applications.

· Developed Google Chrome extensions

Education

Ø **Mesa College**

San Diego, CA, 2000 – 2001

· Took computer science classes and earned a place on the National Dean's honor list. Major: Java, UNIX, C and Networking. (GPA of 4.0).

∅ Masters of Science In electronics

Ecole Militaire Polytechnique

Algeria, 1988 – 1993

· Major: Electronics, Programming, Logic, Algorithmic, Math, Chemistry and Physics. (GPA of 3.72).

(References available upon request)